EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-95657 on Form S-8 and No. 333-132288 and No. 333-112472 on Forms S-3 of Parlux Fragrances, Inc. (the “Company”), of our report dated July 10, 2007, relating to the consolidated financial statements and financial statement schedule of the Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to transactions with related parties as described in Note 2), and of our report on internal control over financial reporting dated July 10, 2007 (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of material weaknesses), appearing in this Annual Report on Form 10-K of the Company for the year ended March 31, 2007.

Deloitte & Touche LLP

Certified Public Accountants

Fort Lauderdale, Florida

July 10, 2007